Filed by Crown PropTech Acquisitions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisitions

Commission File No. 001-40017

IPO Edge posted an interview with Steve Van Till and Richard Chera on April 28, 2022 at the following location: https://ipo-edge.com/replay-pioneering-proptech-from-whole-foods-to-smart-homes-join-ceos-of-brivo-cptk-in-fireside-chat/. The transcript of the interview follows:

John Jannarone: Hello, thank you for joining I'm John Jannarone, editor-in-chief of IPO Edge, with a very special pair of guests on our show today. We have the founder and CEO of Brivo Systems, which is involved in PropTech, the internet of things, and a technology, which I think many of you heard of, but wouldn't realize just how many different kinds of real estate, um, it can really change things. And of course, we also have the CEO of the SPAC that is taking the company public. That is Crown PropTech Acquisitions, which as you'll learn, was looking for a PropTech company, as you might have figured out by the name, uh, that trades in the NYSE under CPTK. Before we bring on today's guests, a little bit of housekeeping here. We strongly encourage you to ask questions, we'll get to those towards the end of the program. Most simply, shoot those through the Zoom portal right there on your screen. All four of us will see those, and we'll address as many as we can. You can also send an email to editor@IPO-edge.com. And lastly, if you'd like to watch a replay of the event, it'll be up later this afternoon on our homepage IPO-edge.com, or just look up CPTK on your Bloomberg terminal or on Yahoo Finance. With that a little video to give you an introduction to the business, for those of you who are new to it.

John Jannarone: All right. That was great. With that, I'm going to pass the baton over to Jarrett Banks, editor-at-large here at IPO Edge, who will introduce today's guest. Jarrett, take it away.

Jarrett Banks: Thanks, John, and gentlemen, welcome. Perhaps we'll start with Ricky Chera, the CEO of Crown PropTech Acquisitions, the SPAC. Ricky, we cover a lot of SPACs here at IPO Edge. And perhaps you could just give us an overview of what Crown PropTech was looking for and why you chose Brivo.

Ricky Chera: Thanks, Jarrett. Thanks for the question. So, what Crown was looking for and why we chose Brivo. So, when we set out and we formed the SPAC, we purpose-built our team -- not just the active team, but a very active board -- to do one main mission, which was find a PropTech company that was not only seasoned and experienced and had a good foundational, solid base to build on, but also share a vision with us, which was to take the real estate industry and revolutionize it, just as technology has done to many other industries. And, we were looking for a company that had a circular and singular focus, which was become the main ecosystem by which other IoT devices can build upon. And when we found Brivo, when I met Steve, when I met the team, when I understood what their technology was -- which was a very forward-facing technology thinking about two decades ago, how the cloud would really change computing and technology -- we really knew we were onto something. And then, as we dug deeper, we figured out that we really had a complete alignment and vision, whereby many of these IoT devices and EV charging and occupancy sensors would all bolt onto a system that was essentially based on originally an access control company, but now really taking building management systems to the next level. And that's why we were super excited about this whole combination.

Jarrett Banks: Okay. Very exciting indeed. Let's bring on Steve Van Till, the CEO of Brivo, Steve, welcome. Uh, perhaps we could ask you, for those who are unaware with your company to give us that high-level overview of what you do.

Steve Van Till: Sure. Uh, thank you for the question. I think our viewers saw a lot of it in the short video that we displayed, but in case you missed the core points there, what we do is called cloud-based access control technology and smart space technology. And what that means in everyday terms is that if you've ever walked up to a commercial property and held up a key fob or a smart card to a piece of electronics next to the door, then you've used our technology, or you've used access control. And the same is true if you're in a multifamily environment. If you've ever gone into a lobby by way of the same technology, or if you've gone into a smart apartment through a smart door, then you've also used the technology that we manage. What we did that was different when we first launched the company in the early 2000s was migrate all of the software that's used to control those systems out of the building and into the cloud, and then onto mobile platforms, once those were widely available. And so, that's us in a nutshell.

Jarrett Banks: Okay, great. Steve, let's stick with you now, you founded the company in 1999. Of course, you know, some ways back, an established company here, but when people started talking about the Internet of Things, it seemed kind of futuristic and far away in the future. Is that still true? And when did it start to become a reality?

Steve Van Till: So, the Internet of Things really kind of picked up as a term of art around 2010, maybe a little bit after that. And, you know, if you think about any term that comes out to describe a trend or something like that, the trend actually exists before the term was invented. That's why term was invented. So we're a great example of that because we were doing IoT devices and IoT cloud solutions way back in the early 2000s. And the term didn't really even come into being until 10 years later. So it's a very good fit. What people thought about IoT when it began was that it was a marketplace or that it was a group of technologies, but now it's really permeated everything. It's in our cars, it's in our homes, it's in our toothbrushes, it's in literally everything you can think of. And so in that respect, I think of it kind of like electric motors or something that was really all the rave in the 1900s. There's not an electric motor market, per se, but it's in all of the things that we use, in all of the things we do. And so, I think now what you find is that people don't talk about IoT as much. It's just presumed and we've moved on to other terms like PropTech, or terms that are more popular in other markets as opposed to describing the IoT phenomenon itself.

Jarrett Banks: Right. And Ricky, what do you think in your mind, what separates Brivo from other companies in this space, and what made Brivo the ideal target?

Ricky Chera: So clearly what separates Brivo is their ability to tap into the TAM that's out there. Everybody talks about how large this addressable market is, and how becoming this ecosystem player is massive, and the, the opportunity is so ripe. However, the way Brivo has positioned their company over the last 20 years, which was really getting into the corporate and enterprise areas, as opposed to going after smart homes and one individual retail customer at a time, I think was a very great strategic decision. And it'll allow them to really stand on their own. They're not necessarily focusing on onesies and twosies, but rather mass adoption with millions of users. And 20 years of track record and knowing how to service software in the cloud really gives them a very distinct advantage, and as a real estate user I would, and I do, constantly choose Brivo in my buildings each and every time for that simple fact. This is not a home device that's trying to work inside of a corporate environment. Rather, it's a corporate enterprise-built device that now has mass adoption across numerous sectors of the real estate industry. So, it really makes things much, much easier when you're building this thing to deal with thousands and thousands of users inside of a single building.

Jarrett Banks: Okay, great. Steve, we just heard Ricky talk about real estate. You know, real estate is the largest asset class in the world. So, what does that mean in terms of the TAM for PropTech?

Steve Van Till: So, PropTech is a really big umbrella term. It's very diffuse and there's lots of different things in there. Everything from buying a house on the internet to smart building and smart space technology, which is what we do. So, the overall market is many hundreds of billions of dollars, but our corner of the market, which I would characterize as commercial access control and smart spaces in North America, Europe and Latin America, that corner of the market has a TAM of about $70 billion, which is a really exciting number.

Jarrett Banks: Absolutely. Now, Steve, you're somewhat of an expert on this; you actually wrote a book about PropTech. Can you tell us a little bit more about PropTech and what your book talked about?

Steve Van Till: Sure. The book I wrote was published a few years ago, and it's called The Five Technological Forces Transforming Security. It was really written from a point of view of our technology used as a security technology. And, when I started thinking about the space that we're in, I really hadn't seen a book that treated both the technology and business dimensions as one unified phenomenon. And so, I did that and I took the largest trends at the time, which were things like cloud and mobile and AI, and then intersected those very broad trends with the specific aspects of PropTech and security that we've been focusing on. And so, that was an interesting exercise in laying this stuff out. And it's been very useful in terms of educating our customers and educating other people about the space.

Jarrett Banks: Okay. So how big is the market out there for this type of technology, and how much market penetration does Brivo have, and how much can it expect?

Steve Van Till: Well, out of the $70 billion TAM probably only about 10% of that is realized in the current market. And there's still a lot of legacy systems out there. So, depending on which analyst you're reading, the general consensus is that it's around 10% penetrated, but I think the analysts are undercounting the amount of real estate that's out there that's available for conversion and that's available for this technology, because most analysts in any market are really looking backwards at how much did all the vendors in the world sell last year? How much is the market going to grow in the next year? And so the denominator for most of those analyst projections is the world as we know it today. And of course, with any transformative technology like PropTech, like what Brivo is doing, we're not talking about continuing the world as we know it today. We're talking about changing the world, transforming the way that people use the technology, digitizing assets that weren't digitized before the whole digital transformation thing. And so, I think that the new world that exists after those applications have been released is much bigger than what you see looking in the rear view mirror. So, if I were to say what the forward penetration is, it's probably between 2% and 5% of that TAM, if that. So, big world, I think that the PropTech boom has gotten a lot of people excited about what they can do by connecting real estate to the cloud, by connecting real estate to mobile applications. And that that vision is going to carry people forward into that new transformed world.

Jarrett Banks: Okay, great. Ricky, how do you see Crown PropTech's role in helping Brivo penetrate that market?

Ricky Chera: So our role is really focused. So, we are not PropTech managers. We don't have the software expertise that Brivo does. We bring in a totally different skillset that's complementary to what his team is doing now, which is, we are looking at this from the lens of an operator. So, like I mentioned earlier, we have Brivo in a lot of our buildings. We analyzed many other different systems that were and are controlling buildings. And from our perspective, we say to Brivo, we understand as a customer, which is very rare. We're not just a financial SPAC here. We're actually becoming a built-in user and giving Brivo that perspective. And what that does is it allows us to give Brivo the ability to go out and source additional customers and tell them what the pain points are of guys like us on the other side of the fence, where they're trying to sell to and say, listen, this is what users really would want to have. This is the cost. This is the understanding, that this is not really a discretionary spend. This is a necessary spend for corporate and enterprise users. This is not like a home smart automation system where if I don't have the money, I could use my regular light switch for now. The corporate users, especially with ESG mandates coming down now, are saying, this is something I must have, and we must adopt this. So from our perspective, we bring a tremendous amount of knowledge that a typical corporation and company like Brivo would not necessarily have. So, we're like a user focus group, but we're built into the entire transaction.

Jarrett Banks: OK. Steve, what are your biggest differentiators from other companies who might do similar things to what you do?

Steve Van Till: One of the big differentiators is that a lot of other companies that are out there doing similar things, and that was a great way to describe it, are focused on just one market or another. And we're focused very, very broadly across the entire commercial space and the multifamily space. So, if I look at our customer base and I compare that to the business economy of the U.S., we've actually about 90% of the business types that are out there inside of our customer base. And I don't think there's anybody else that has a really broad product market fit that we do in that regard. So, being able to serve everybody, literally from a to Z, if you're looking at business types from agriculture to zoos and everything in between -- medical retail, transportation, infrastructure, industrial, all those different kinds of businesses are using

Brivo today. And they're using it not just in one city or one country, they're using it globally. They're using it internationally. And there's really nobody else that has that kind of customer footprint. Second differentiator is that nobody else is working at the scale we're working at today. We have tens of millions of users on the system. We have over 50,000 different commercial entities that are account holders with us. And so being the largest, having gotten to this scale in a way that nobody else has ever done in the history of this technology is something that is a big differentiator. And it's very meaningful to our enterprise clients who are looking for that kind of scale, who are looking for that kind of ability to match their own size in their respective markets. And then what comes along with that is a very deep focus on cybersecurity, which we've been doing really since the inception of the company. And we've got 20 years under our belt of practicing those kinds of precautions and many, many years of audited statements by third-party reviewers, who can vouch for the processes that we've done and the kind of approach we're taking.

Jarrett Banks: Okay. Now you mentioned customers. One of those major customers you have is Whole Foods. Talk us through how this technology would work in inside a Whole Foods.

Steve Van Till: So, like many of our customers, Whole Foods -- or many of our retail customers, cause at the end of the day, Whole Foods is a retail entity -- they're using it on the back end of the store. They're using it to let employees in and out, they're using it to serve a kind of a supply chain function of being able to open things up for deliveries to come in. And the way that that customer story unfolded was again like many enterprises, many large companies that are cautious about the way they make technology decisions, they tried us out in four or five stores in just one region of the company. They spent about six months getting to know us. Now, we're rolled out into about 250 of their 500 stores and they've allocated funding for the remaining 250. So we are the reference system now for Whole Foods. And that pattern that I described is typical of two things. One, companies picking a reference architecture for their entire enterprise. And then number two, a theme that is in our investor presentation, for example, is this notion of land and expand. Every single cohort of customers that we look at, whether they're two years old or 10 years old, or even 15 years old, continues to grow with us year in and year out.

Jarrett Banks: Okay, great. And I do recommend that our viewers check out that investor presentation that is on the Brivo website. Now, some of your other customers include Salesforce, Solid Core, as well as international customers like NTT in Japan. Are there any others that you think we should highlight?

Steve Van Till: Well, NTT is an interesting one because they illustrate the international use of the technology. So we're actually in seven different countries with them right now. We're in Belgium, Austria, Italy, the Netherlands, South Africa and Malaysia, which is a pretty big footprint across the, the globe. What they wanted to do was migrate the security for those locations into a cloud technology. They were very focused on us having the right cyber chops and the ability to prove it. So, they've been growing with us like others have, but they're a great example of an international user. We have other technology companies that I'm not at liberty to name that have a very similar kind of evolution with us of starting in one place, getting really comfortable with the technology and the company, and then exploding that out over the rest of their footprint as a multinational corporation.

Jarrett Banks: Okay. That's exciting. I wonder if we could drill down a little bit into the AI and the machine learning of your platform. Talk us through how that works and what you do with the data that you collect.

Steve Van Till: So, those are both relatively new. We built a completely new data platform underneath the product about two years ago that came out in November of 2020. And the intent there was to be able to release a series of AI-driven or machine learning-driven kinds of technologies that would be layered on top for different kinds of users and different kinds of goals. So one of the first things we rolled out was simply analytics. So, we've got a built-in business intelligence engine. That's very flexible, allows customers to do their own visualizations, develop their own metrics, look at their data the way that they want to, which is what we found enterprise users want to do. The next thing we rolled out is a feature called Snapshot, and the goal of that was to reduce the amount of time that people spent looking at video trying to find information about entrance events, security events, the visual context around other things that we can measure or sense. And so what we did there was we took a machine learning algorithm that does person and facial detection and scan all the incoming video. And we identify the single frame that is the most relevant, or has the highest score for people and faces nearest to the other access event that we record through the normal opening of doors and things like that. So that's the second one. And then the third one, the newest one that we've rolled out, is using a neural network to do anomaly detection. And so this is an account-specific, and even building-specific and person-specific algorithm that learns the behavior of your people and your buildings over time. And then once it understands them to a sufficient degree of confidence, it can tell you, it can do the needle in a haystack discovery process of telling you when there's something abnormal happening. And, obviously this is a big time saver, and of course, nobody would actually put a cadre of employees on trying to stare through, you know, millions and millions of rows of computer data. So, the needles in the haystack that this finds are, I would say needles that would never have been found by ordinary human inspection. And so it truly gives you some new information that there was no way of getting before we did this.

Jarrett Banks: That's fascinating. Now another topic that has been in the news quite a bit over the past couple years are supply chain issues. Can you talk a little bit about how your platform can help alleviate some of those issues for your customers?

Steve Van Till: Yeah, there are really two different dimensions there. So our own supply chain, we were in a very good position before the pandemic started. And the reason is that historically we've always purchased components and parts and had the manufacturing of our products staged about two years ahead of the actual demand. And I know that's a little bit contrary to the just-in-time philosophy that's so prevalent in other manufacturing areas, but we knew that we wanted to be well ahead of that. When the pandemic hit, that served us very well, because we had quite a bit of stock on hand. We had our manufacturing partners with the components in their warehouses. And so we were able to weather that much better than most other organizations were. The second dimension is, in our business anyway, is that we're not terribly affected by supply chain shortages in the construction industry. And the reason is that about 95% of our customers are installing our technology into existing buildings. So they're upgrading and they're digitizing an existing property as opposed to waiting for a new property to be finished and then installing the technology.

Jarrett Banks: Okay. And, how sticky would you say this technology is once a customer starts using it? Do they tend to stick with it?

Steve Van Till: They do. We've got tremendously long retention. The the number that's been constant now for 15-plus years is 95% plus retention. And that's at both the unit level and at the, the logo level. If we look at the dollar level, which is going to be the number that's more interesting to investors, our net dollar retention across the customer base is 121%. And so that again is pointing back to the land and expand dimension of the business that I mentioned before. That's what it says when your net dollar retention is greater than 100%.

Jarrett Banks: Okay. Very exciting. Indeed. I'm going to pass the baton to my colleague, John. Take it away.

John Jannarone: Great. Couple quick things, I've gotten a couple of questions here about the investor deck. As Jarrett said, it's on Brivo.com. It's quite easy to find, which is not always the case, but if you look around for a second, you'll find it there. I also want to step back quickly, and I might want to ask Ricky this, but we'll let Steve talk too. When we're talking about the kind of clients you serve, some folks who are not in this industry might not be familiar with how all this works, but they they are familiar with something like an Alexa or whatever the Apple equivalent is. Can you just tell us a little bit about the difference between the corporate level product that you're offering versus what people can buy in the store? And I don't get the sense that that's direction you're going. I'm not going to go and get Brivo device in a Home Depot, am I?

Steve Van Till: No, you're not. And there's a pretty big difference between commercial devices and residential devices. That's the big divide. Functionally, the smart home devices that you can buy in Home Depot or Lowe's or wherever are very similar to the devices, and in some cases identical to the devices that we're using in the smart apartment part of the application. But, when you're looking at commercial access control, commercial video surveillance, it's entirely different equipment. And there are a couple of reasons for that. One is that there are usually local regulations about what you can and cannot put into a commercial property because of the life safety issues and the fact that if you want to put something dumb in your own house, you're free to do that. If you want to put something dumb in a commercial building, you're not free to do that. And so, installers have to be licensed. And so the supply chain that gets to the installers, which are our channel partners in this business, is very, it's not closed, but you just can't go out and buy one of these things off the shelf.

John Jannarone: Great. And we talked to this earlier, but I just want to reinforce it a little bit. This is an unusual SPAC transaction, and we've seen dozens and dozens of them who who've gone on our program, because Ricky's much more than a financial partner. He's bringing a lot of strategic value here through all of his real estate connections. And that begs the question. You probably could have gone this alone and done a regular way IPO. So, tell us a bit about your financial performance historically. Cause I think it's quite important to emphasize that, Steve. A Lot of companies that are trying to go public through SPACs don't have that. And you certainly do. Can you just talk a little bit about last year for instance?

Steve Van Till: Sure. So last year we grew by over 25%, and that number needs to be understood in the context that for the last six or seven years, all of our growth has been self-financed. And so we have very healthy gross margins on our SaaS services. Like you'd expect, we have very healthy gross margins on our hardware product business -- the electronic IoT devices that go into the buildings and connect the buildings to the cloud. And so that's allowed us to grow basically with our own gross margin fueling that growth. So when you look at last year with greater than 25% growth, we're not chewing up VC money, we're not chewing up PE money. That's entirely eating what we've killed, so to speak, and doing our growth that way. That's a big difference from most of the SPACs that are going out there or have gone out there. The targets are usually burning a great deal of cash. Most of those targets have never been profitable, which we have. And so from a financial performance standpoint, I would say bigger gross margins than almost any other target you're likely to see out there, a history of profitability, and a history of growth without the consumption of outside capital, all pointing to the ability to grow much more rapidly with the influx of capital that we're expecting from the Crown PropTech merger.

John Jannarone: That's great. Now you touched a bit on your sales force, but can we get into some of the numbers? If you go through the presentation, which I just mentioned, you internally have a good size sales force, but you also have through partnerships a few thousand more. Can you tell us how that works? And by the way, do you expect that sales force to keep growing, particularly after the deal closes?

Steve Van Till: Sure. So we've got 130 people in sales right now, and that's out of 315 or so people in the company overall. So it's a bit over a third of the company internally. 83 or so of those are what we call quota-carrying field salespeople. The remainder are in customer success, customer support, things like that. So that team is going to grow by more than double over the next several years. But the real leverage that you're pointing to is the sales channel that we have with our systems integrators in the security industry. And if we look across the 1,500-plus partners that we've got installing these systems and selling these systems, their sales teams in the aggregate number more than 5,000 people who have Brivo in their kit bag, who've been trained on how to sell Brivo, who can talk to customers about Brivo, who know how to reach their salesperson in their district -- that's the people I was describing before -- and they know how to get that done. The other part, not to be underestimated, at the end of the day, real estate is a very local business, and taking care of buildings is a very local business. If you don't have service technicians within an hour of your building or within three hours of your building, or sometimes within 10 minutes of your building, that can be problematic for owners. And Ricky can tell you more about that. Those same 1,500 channel partners that I mentioned before, if we look across their service technician ranks, we have more than 7,000 people who are currently certified and trained on installing and managing these Brivo devices inside the building. And so the 5,000 selling plus the 7,000 servicing is a tremendous force out there, which is in effect another differentiator for us, because that's not something you see in most SPAC targets.

John Jannarone: Great. Now Ricky, he was asking, I think you largely agree with him there. But Ricky, I wanted to bring you back into the conversation. When we spoke the other day, I was asking you to try to get my head around all this, because I'd heard about other companies that offer products, all kinds of different gadgets, we were calling them. When you looked around and you came across Brivo, just maybe you can repeat what we were discussing that this is more about having a whole ecosystem and not just one device, that it's able to solve so many different kinds of problems across so many different kinds of properties. Is that right?

Ricky Chera: Absolutely. Yeah. And not to diminish some of these PropTech companies that are out there that have amazing products, very well thought out, very well designed, that that do a specific task or two or a few, but none of them really are able to say, you know what, all these devices that we know now and the devices we're going to see introduced over the next decade or two are immensely important, but something really needs to control them. These devices can't run amuck and be individualized. They need to be really centralized. And when we looked at a company like Brivo, we said, if we give you the keys to our front door, if you may, then we'll essentially let you run our buildings. If you have that high level of security, understand cyber, have a 12,000 person plus team out there, whether it's sales or technicians that know how to service this, we now feel comfortable enough to give you the keys to our building and say, you know what, all these other devices, whether they're occupancy sensors, EV chargers, lighting control systems, HVAC controllers, all these need a central place to talk to. And that's exactly how Brivo is looking at this. And that's why when I told you earlier in the call, I said, Steve and I sat for a couple hours in their offices in Bethesda, and we really had a complete alignment on the vision for the next decade of where buildings will go. So that's why we got really, really excited about this.

John Jannarone: I'm glad you brought that up, Ricky, because I was just going to ask you and someone in the audience here, Namal, did. We've in fact had a number of companies on our program that are doing things like putting solar panels on condominiums, installing chargers that can actually manage energy use. I think that's what you're driving at, right? That perhaps 10 years from now, I'm going to drive my electric car and I'm going to have power that's stored from my solar panel. And I might be putting it back into the grid and all kinds of different things. Could Brivo actually get involved in all of that as well?

Ricky Chera: Absolutely. And you know, like I said, not to diminish those technologies, they're immensely important, and that's not things that Steve and the Brivo team are going to try to start to make is solar panels. But what we are going to is we are going to say, you know what? We know that there's a hundred occupants in this office building today, and we understand that there's going to be a load balance and you're going to need between energy, and we're going to need some of it to go towards EV charging. And this whole central command, if you may, is really, really the way of the future. And, you know, they started with big enterprise buildings and now they're scaling to be able to hit, like he said, 90% of the businesses in the U.S. from agriculture to the zoos.

John Jannarone: Great. Um, another question just came in here. This is a good one, I think. We have this new normal in work conditions where a lot of us are either not going to the office at all, or only going a couple days a week. How does that impact your business, Steve?

Steve Van Till: It's a great question, and not the first time I've heard it, as you can probably all imagine. So there's a couple of different things that came out of the whole pandemic era and turned into the new normal . One was that because people were away from their buildings -- so I'm talking about people who are office managers, building managers, facility managers -- many of them who didn't have cloud-based systems or mobile plus cloud were cut off from their buildings, and they couldn't manage them remotely. So, the traditional buyers of these systems came out of the pandemic with a huge hunger for doing something that worked no matter where you were. And of course, that's one of the hallmarks of cloud technology. The second thing, if you think about how offices are being used today, where people are shifting over to flex, they're looking at hybrid workforces, they're many of them moving to coworking spaces, all of these things are putting an increased demand for automation and one of the automations that they need is access control for getting into buildings, for managing conference rooms, in the case of commercial buildings with shared amenities, managing those amenities. And so my observation is that the density, or the number of access control devices per square foot and piece of commercial real estate is going up, even though the number of people per day let's say is going down. And I think that the balance of those two forces is actually in favor of people purchasing more of the kinds of systems that we've been producing. And so far again, you look at the performance we had last year over 25% growth in the, I'll call it the recovery year -- maybe half recovery year -- for the pandemic. That's a sign that people have come out of that with that demand that I was mentioning before. One of the things I noted that I forgot to mention during the earlier financial question, just to put a number out out there for people who haven't seen the investor deck already, we finished this past year at $73.4 million in revenue, to give you kind of a sense of scale of the company. And that's almost $2 million higher than the expectations that we had set back in November of last year when we filed our merger agreement with Crown.

John Jannarone: All right, great. A question just popped up here. How do you manage the network connectivity between the actual property into the cloud? Can you just explain how that works a little bit?

Steve Van Till: Sure. Most of it is we're using customer-supplied broadband, but we also provide cellular backup or cellular alternative path, or, for remote properties, people use our cellular module as a primary rather than as a backup. So, it depends a little bit on the degree of redundancy, but one of the differences, and I talk about this a bit in my book, one of the differences between the early days of our business and today is that today broadband is ubiquitous it's in every commercial property. When we were starting out, uh, customers were waiting 90 days to get a DSL line installed in their office. And so it was actually an impediment to getting our business off the ground that not everybody had broadband. We all, well those of us above a certain age, remember the sound of modems connecting, and that's not something that this generation's aware of.

John Jannarone: Maybe they've seen it in the movies.

Steve Van Till: <laugh> Yeah, I think it's been a couple of movies. Usually bad things happen after modems connect.

John Jannarone: So, right. I'm going to throw in one more, slightly technical in here, and then I want to get back to financial stuff. Can you expand on how your open API platform system works? What percentage of your clients take advantage of that?

Steve Van Till: Sure. Just to answer the immediate question, about 10% of the accounts take advantage of it. But if you look at the number of users who are populated into the system through our identity connector, for example, it's a much higher number than that. So we've had modern web-based APIs now since 2007. That's another leadership role that we had. They've been through a couple of generations of technical implementation, but I think if you look at almost any large forward-looking tech company, whether it's to Google or Salesforce or Facebook, or any of the names that everybody knows, one of the things you'll find is that their APIs are open. You can drive right up to the website with your browser. You can inspect the API, you can figure out how it works and you can get started using without signing some big contract with the company. And so all of those things are true of our open API. You can drive up to our website and look at it. You can figure out if it's right for you. Uh, you can do a click through terms of use agreement and get started with your programming. And so that's been a big boon to people being able to do much bigger things with the platform than they could without. So for example, we have customers that have very, very large user populations, for example, in the health and wellness space. I was just looking at it before the show here. Our largest customer has 160,000 people registered in their account. And course, that's not something you accomplish by typing everybody's name in and assigning them credentials. That's something that you only do with computer to computer connections through an API. So it really is an enabler of an entirely different class of service than what you get without an API.

John Jannarone: That's great. I want to shift back to financials, not in too much detail, but it's an important thing to go over. Steve, when you look in the investor presentation, you can see there that last year, more than half of the revenue was coming from hardware versus subscriptions. And that's changing over time. I mean, my instinct is that the margin is much better on the subscription side. So am I right to think that that should point to margin expansion in the future?

Steve Van Till: It is. So in the third quarter of 2023, we actually expect the ratio to flip from majority hardware to majority recurring revenue. And then it just continues to grow after that. This has really been a long-term feature of the business, it's been growing for years and years. This has been an outcome that, uh, we've been aiming for for many years and now we're seeing it happen within the next couple of years.

John Jannarone: Great. All right. I'll take this one, this is a little bit cheeky, I think, it sounds like big brother. Is there potential to use your system to drive management decisions based on employee behavior? I've heard rumors that Bloomberg, a legacy media company you might have heard of, monitors how much their employees are on their keyboards. Is that possibly in the future?

Steve Van Till: Well, uh, you know, what people do with their data is their business. In our world customers own their own data. And so they can do with it whatever they please, the only sort of Orwellian application that I've heard of -- it's a little bit anachronistic now -- is that one of our customers was keeping track of how often people went into the outdoor smoking area. And I guess that was deemed not a good place to be. So other than that one instance, which is kind of bizarre, frankly, we haven't seen that happening, and we haven't received complaints about that from people. But again, people do what they want with their data and if they want to do something that's various, I mean, there's certainly lots of surveillance going on at keyboards, as you mentioned, cameras, certainly access systems, your cell phone is probably the most potent surveillance device ever created. So yeah, that's out there.

John Jannarone: <laugh> All right. You talked about cybersecurity and how you've been very serious about it had third-party overview of what you've done and so on, but can you just explain that in a little bit more detail? Are we talking about someone finding a way to get into a building by cracking the code or getting into the system? What are these threats, exactly?

Steve Van Till: So anybody who's running an online business is getting tens or hundreds of thousands of attacks per day. A lot of them are scripted. So they're not that intelligent. They're not that serious. They're very much a shotgun blast. So like any company we see all of that, the important thing is that anybody can say that they're practicing good cyber policies inside the company, but you don't really know if that's true, unless they've got independent, external auditors that are putting their good name as auditors up against that and making an attestation about your system. So I think the, the first full attestation that we got was back in 2008, and the standards for this have changed a bit over time. Back then, it was something called the SaaS 70, which came out of the accounting world, the AICPA had that standard. Now it's called the SOC 2 type 2. We've been certified at that level or audited at that level by our auditors. That's something that our customers can get directly from the auditors by making a request that there's a chain of custody there that they can trust. But going forward, we're about halfway through an international standard, ISO 27,000, which is something that our customers in Europe and elsewhere are more interested in seeing as opposed to a U.S.-only standard.

John Jannarone: Great. A question just came in about food delivery, which is interesting. And I think actually, Steve, you and I were joking about this the other day, because I was talking about someone having trouble with my front door. What's the future there, would you actually have more of a formal partnership with say an Uber Eats or is it going to be what's happening now where the driver arrives calls me and I swipe on my phone, on the app to open the door. How might that look? Could there be closer partnership with, with delivery companies?

Steve Van Till: So sure. And I'll remind the audience that we don't do single-family residential. So, there are certainly a lot of interesting solutions out there. And in fact, in Brivo's early day, we did toy with that. So if you restrict your focus to commercial, there's not much food delivery there other than during business hours, people can pretty much navigate a lobby. Not really an application there. In multifamily, though, that's an entirely different animal. So the use of our technology to let people in or to remotely unlock doors or to give them access codes for not just food delivery, but a lot of the other common things, cleaning, dog walking, other package delivery, that's a reality. And I think it's going to be a growing reality because obviously everything has shifted to, or is shifting to eCommerce. Everything is being delivered. And so the amount of pressure, particularly in the multifamily arena, on those building operators is tremendous. And, they're going crazy with the amount of packages that they have to deal with through lobbies and loading docks and the like.

John Jannarone: Oh yeah. I mean, I've seen it in my building. This used to be done manually until a year ago, and now there's an Amazon locker down there.

Ricky Chera: And John that's that’s part of the elegance of Brivo's cloud-based system is they're able to seamlessly integrate. So if I'm a building own owner and in the future, if Brivo does make an alliance with, let's say, UPS, FedEx, or an Uber eats, now, all the systems could seamlessly talk to each other. And that's really why cloud-based systems, and that's why the Brivo system built on enterprise and corporate is so much better than trying to go from the reverse, which is from the small single-family home and go out organically from there.

John Jannarone: That makes a lot of sense. We're going to stick with you here, Ricky, for a second. We were actually talking about Japan. Uh, Ricky has a lot of experience there. I actually lived there myself too. Um, Japan has been into this IoT thing for some time, and in fact, I believe there's government support for it to make more of it happen. Do we have any government tailwinds here for this industry?

Ricky Chera: That's probably where Steve would answer better than I, but I will tell you, just understanding that their 50,000 customer, strong customer list, they range from small business to government and enterprise. And the government side of it with the policies, the public policies coming down is going to further strengthen the need for systems like Brivo.

Steve Van Till: I'll add just one thing to that. You actually have to go back to the Obama administration and what they were trying to do. The Obama administration within I think about the first year of the first term had instituted a cloud-first purchasing policy for anything in IT. So that's not specifically IoT, but that was a great tailwind for all cloud applications. And I think we're still feeling the benefits of that today. There hasn't really been anything equivalent to that since then. And perhaps, you know, once you've got the motor running, you don't need to keep turning over the starter, but at the time it was very significant. And at the time it was very important for people to get comfortable with this and see that the government was taking a leadership role.

John Jannarone: Makes a lot of sense. I think this might be one that Ricky can weigh in on as well. Let's talk about M&A potential. I mean, of course, the business should continue to grow organically, has been humming along at a very impressive clip, as Steve outlined, but what does the rest of the landscape look like? I mean, I wonder if perhaps Ricky, even in your assessment of the opportunities before you decided on Brivo, you saw a lot of these gadget makers, you said, in their own right, do some pretty impressive stuff. Steve, Ricky, is there potential for you guys to, I don't know, find bolt ons or even something transformational out there?

Ricky Chera: Yeah, absolutely. From my perspective, in addition to the real estate developers and owners, not just in commercial and multifamily, but in hospitality and industrial and healthcare, that I'm going to continue to introduce to Brivo as new customers, we actually have a technology side of our legacy business as well. And that technology side has exposure to hundreds of PropTech companies, um, literally around the world. So I have teams of people from Barcelona to Belgium, to Israel and Tel Aviv and Asia. So we see a lot of exposure that Steve and the team may not see. And those, many of them could potentially be M&A targets, post de-SPAC.

John Jannarone: Great. Steve, anything to add there?

Steve Van Till: Yeah, I agree with that. There are a lot of adjacent businesses or adjacent product groupings next to what we do. And in many cases -- I'll borrow a concept that I always hear in shark tank -- in many cases, a lot of these companies, they're really a product, and a great product let's say, but they're not a company. They're not a platform. And so all of those kinds of businesses need to find a home. And so I think there's a lot out there. That's very interesting to us. Everything at the end of the day is make versus buy. But there's, there's certainly a lot of targets out there that are doing things that we're very interested in that are great product extensions to what we do today.

John Jannarone: That's great. Alright. This question, answer it as you like Steve, someone's asking, Amazon's a tech company, of course. How come they didn't use their own technology in Whole Foods? I mean, are you nimbler or more able to meet their needs? <Laugh>

Steve Van Till: It's a great question. So, Amazon is obviously focused on access control for residential applications. So, I just moved to a new house and it kind of came with Amazon key, which is a garage door-based strategy. And if you think about what Amazon has done over time, first with Amazon Web Services, and now what they're doing is they're pursuing things that support their biggest sources of revenue. And so I think if you are Amazon and you're looking at, and I don't know this, I'm just speculating, and you're looking at commercial access control in grocery stores. That's not going to compare to 150, 200 million commercial consumers in terms of what's important to them. And so, while they have focused on residential access control applications, including in multifamily, we have not so far really seen them focus on commercial. They are doing something interesting in multifamily, it's called Amazon key, and they basically, it's a way for their delivery people to be credentialed on an Amazon system and get into those multifamily dwellings on a more pain free basis than not. So, I think they've had mixed results with that, really based on a sense of privacy at the multifamily management level, but we'll, we'll see. I think it's still the early days for that.

John Jannarone: All right. Great. This is a good question here. Very interesting one. Someone's asking how does predictive maintenance fit in? I think that what he's referring to is something like I see my refrigerator's leaking or a fuse goes out, water pipe burst. Can Brivo help catch that kind of thing before it happens, or could it in the future?

Steve Van Till: So in the smart department setting, one of the most popular applications we have is water sensors, and that is for detecting those accidents, the breakages, things like that. If you think of any multi-story building in particular, water leakage spreads well beyond the unit where it started, and it can cascade downstream to many, many units and cause tons of damage. So that's a place where predictive or early detection really is a big part of the application return on investment.

John Jannarone: You should get in touch with Avalon Bay, my building, because our pool [unintelligible] a few months ago, and I haven't been able to go out there.

Ricky Chera: Actually, John, that last question was very poignant because when we were talking about being the center of IoT devices, I think that caller might have asked predictive maintenance in maybe a slightly different sense whereby um, Brivo would be the center and there may be smart thermostats around and the thermostats could detect inefficiencies in, let's say, an HVAC system, and be alerted through the Brivo system to say, maybe filters need to be changed. Maybe belts need to be changed. Maybe timing needs to be fixed. So again, this is where the center of it all and these devices, which are highly intelligent, could connect it to a central command.

John Jannarone: Great. That makes a lot of sense. I mean, I'm just thinking of how cars evolved over time. I mean, we get, they basically have computers in them now, whereas 20 years ago, you know, I would've found out a lot later when something was wrong. We talked about hiring sales staff, but surely you must need very specialized engineers. Now, this is a very tight labor market, especially for folks like that. Steve, are you able to find the talent? You need to keep rolling out, you know, new versions of the product.

Steve Van Till: Yeah. We've been very successful with that. Um, we've got a fabulous recruiting team inside the company and they've been just really resourceful about finding people. I think there's no denying that the labor market has gone up, it's a bit of a seller's market, and that's true across any professional class. And, now we're seeing that even in lower wage scales, in restaurants and factories and things like that. So that's been a phenomenon of the economy and obviously some of that shows up in the inflation that we're seeing. So we've seen a lot of that here. Um, we've also been very successful with offshoring a percentage of our engineering labor. And so combining those two strategies together, we've been able to grow to the extent that we've wanted to, and been able to obviously match it with the amount of financial growth that we have in the company.

John Jannarone: Great. Tell me something about how it works when you're coming up with the next big thing for Brivo. Surely you and the management team, undeniably, have a ton of experience. Where do you get the big ideas for the ways to move forward, you know, for what you're going to be doing, say in 2023, 2024,

Steve Van Till: You know, when we started the company, there was no customer in the world who said, I need a cloud-based access control system. It was our insight that said, we see that this is being done in an inefficient way, in an inconvenient way, it's delivering a bad user experience. And we think that we can improve on all of those things. So that was an inspiration innovation cycle that got things started and that cycle still happens with different kinds of products, with different extensions to our subscription services. But obviously as you get bigger and you have a larger customer base, more of the ideas start to come in from customers about things that they would like to see done. And very often you get a lot of great ideas that you haven't thought of just because everybody's use cases are a bit different or can be a bit different. And so there may be somebody out there who's got a fantastic idea and they're generous enough to share with you to make their lives better. And then it becomes something that's of greater interest to a big slice of your customer base and iterate on that and keep going.

John Jannarone: Great. I've got a couple questions here. We're almost at time, I'm going to try to squeeze them into one. They all really come down to the flexibility of the technology. Can you go overseas easily? Can you go into a very old building easily? Is it easier if it's, you know, my condo was built three years ago, so I would imagine, is it easier there than in, you know, a pre-war building or something? How flexible is Brivo?

Steve Van Till: So, let's start with the age of the buildings. The age of the buildings is a factor, primarily for pulling wires. And of course now with wireless, we have wireless products. So, you can avoid a lot of the long distance wiring needs that you had before. If you've got wifi in the building, you can power the door controller on wifi. And so that's made it much, much easier to fit into really any kind of building, because wifi is ubiquitous and it's pretty easy to install. Everybody knows that when you think about international, of course the internet is global. And so people can connect back to our services from anywhere in the world. We've got customers and channel partners in 42 different countries around the world. And so they've all been able to connect. Sign of the times: when we were about two years old as a company, we had somebody in France who was interested in this, but they wouldn't believe that the internet connectivity from France to the U.S. would work until we shipped them a product and they got to try it out. Nobody doubts that anymore today. So, the barrier has gone away and people understand that the home location of the service provider is no longer a barrier to using your services anywhere in the world.

John Jannarone: All right. Great. Well, gentlemen, we're just about out of time. I want tp remind everyone because I realize it's middle of the day and not everyone could have watched this whole thing between two and three. So, the replay will be up very shortly, find that an ipo-edge.com or perhaps even more easily look up CPTK on your Bloomberg terminal or on Yahoo finance, you can find it there. Before we sign off gentlemen, Steve, you've been working with this company, it's your company for many years. What are you most excited about in 2022, as you're on the verge of going public?

Steve Van Till: I think the continued growth of the company is the thing that's most exciting to me. And I say that because we were out there well before the market was ready, we were one of those companies that was, you know, five years, maybe even a decade ahead of people's willingness to adopt this kind of technology en masse. Well, we're well past that tipping point now. And so for me, the growth that we're experiencing today, the kinds of customers, breaking through into very large enterprise applications. Those are the dream that I've had for 20 years now. And so seeing that come true is the most exciting thing.

John Jannarone: All right, great. And maybe Ricky, what are you fired up about this year?

Ricky Chera: We're super excited about how Brivo is very, very poised to capture what's just ahead of us. We know that real estate needs a tremendous amount of disruption coming from all angles. And Brivo is very well poised to capture it as well as the team.

John Jannarone: That's great. All right. Well, gentlemen, I really appreciated this. I think this was informative, especially for those of us who've actually seen companies that fit into this whole story on the fringe of this, of this ecosystem. Uh, so we all learned a lot. So gentlemen, Steve and Ricky, thanks a lot for being here and everyone who joined.

Ricky Chera: Thanks, John. Thank you. Thanks, Jarrett.

Forward Looking Statements

These communications include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the proposed business combination and the potential success of Brivo’s go-to-market strategy, and expectations related to the terms and timing of the proposed business combination. 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